Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005
VIA EDGAR AND FACSIMILE
December 10, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3270
Washington, D.C. 20549
Attn: Larry Spirgel and Reid Hooper

Re:	RigNet, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-169723)
Ladies and Gentlemen:
     As Representatives of the several underwriters of the proposed public offering of up to 5,750,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. eastern time on December 14, 2010, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 29, 2010, through the date hereof:
     Preliminary Prospectus dated November 29, 2010:
     2,638 total copies distributed between November 29, 2010 and December 10, 2010:
•	0 to prospective underwriters

•	1,138 to institutional investors

•	678 to prospective dealers

•	822 to individuals

•	0 to rating agencies

•	0 to others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Deutsche Bank Securities Inc. Jefferies & Company, Inc. As Representatives of the several underwriters

Deutsche Bank Securities Inc.
By:	/s/ Matthew Maley
	Name:	Matthew Maley
	Title:	Managing Director

By:	/s/ Frank Windels
	Name:	Frank Windels
	Title:	Director

Jefferies & Company, Inc.
By:	/s/ Matthew Sperling
	Name:	Matthew Sperling
	Title:	Managing Director